Manitowoc Foodservice, Inc.

2227 Welbilt Boulevard

New Port Richey, Florida 34655

August 23, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Edward M. Kelly

Re: Manitowoc Foodservice, Inc.

Registration Statement on Form S-4

File No. 333-213178

Dear Mr. Kelly:

Reference is made to the Registration Statement on Form S-4 (File No. 333-213178) (the “Registration Statement”), filed by Manitowoc Foodservice, Inc. and each of its subsidiary guarantors identified in Exhibit A hereto (each a “Registrant” and collectively the “Registrants”) with the U.S. Securities and Exchange Commission (the “Commission”).

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Manitowoc Foodservice, Inc. and the other Registrants, respectfully requests that the effective date for the Registration Statement be accelerated so that it will be declared effective at 9:00 a.m., Eastern time, on August 26, 2016, or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, each Registrant hereby acknowledges the following:

•	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•	The Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (920) 683-7523 with any questions you may have concerning this request. In addition, please contact the undersigned when this request for acceleration has been granted.

Very Truly Yours,

MANITOWOC FOODSERVICE, INC.

By:	/s/ Maurice D. Jones
Maurice D. Jones
Senior Vice President, General Counsel and Secretary

Exhibit A

Appliance Scientific, Inc.
Berisford Property Development (USA) Ltd.
Charles Needham Industries Inc.
Cleveland Range, LLC
The Delfield Company LLC
Enodis Corporation
Enodis Group Holdings US, Inc.
Enodis Holdings, Inc.
Enodis Technology Center, Inc.
Frymaster L.L.C.
Garland Commercial Industries LLC
Kysor Business Trust
Kysor Holdings, Inc.
Kysor Industrial Corporation
Kysor Industrial Corporation
Kysor Nevada Holding Corp.
Landis Holdings LLC
Manitowoc Equipment Works, Inc.
Manitowoc Foodservice Companies, LLC.
Manitowoc Foodservice Holding, Inc.
Manitowoc FP, Inc.
Manitowoc FSG International Holdings, Inc.
Manitowoc FSG Operations, LLC
Manitowoc FSG U.S. Holding, LLC
McCann’s Engineering & Manufacturing Co., LLC
MTW County Limited
Welbilt Corporation
Welbilt Holding Company
Westran Corporation

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